UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*
UNIQUE FABRICATING, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
90915J 103
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[  ]  Rule 13d-1(c)

	[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934(?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



SCHEDULE 13G
CUSIP No.
90915J103

1
Names of Reporting Persons

  Pacific Ridge Capital Partners, LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

United States
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  452,767

6
  Shared Voting Power




7
  Sole Dispositive Power


  510,637

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

  510,637
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

  5.23% (1)
12
Type of Reporting Person (See Instructions)

IA
(1) Based on 9,772,787 shares of common stock from issuers most recent 10-Q, holdings listed as of November 2, 2018

Item 1.
(a)	Name of Issuer:   Unique Fabricating, Inc.
(b)	Address of Issuer?s Principal Executive Offices:
			800 Standard Parkway
			Auburn Hills, MI 48326
Item 2.
(a)	Name of Person Filing:
Pacific Ridge Capital Partners, LLC
(b)	Address of Principal Business Office or, if None, Residence:
4900 Meadows Rd, Suite 320, Lake Oswego, OR 97035
(c)	Citizenship or Place of Organization:
Nevada Corporation
(d)	Title and Class of Securities:
Common Stock
(e)	CUSIP No.:	90915J103
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b)
	or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of
		the Investment Company Act of 1940;
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-
1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
		 Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment
		company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
		non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 510,637
 (b)	Percent of Class:  5.23%(1)
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 452,767
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 510,637
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased
to be the beneficial owner of more than five percent
 of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	None
Item 7.	Identification and classification of the subsidiary which acquired the
	security being reported on by the parent holding company or control person.
	N/A
Item 8.	Identification and classification of members of the group.
	N/A
Item 9.	Notice of Dissolution of Group.
	N/A
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of the undersigned?s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  February 13, 2019
     Pacific Ridge Capital
Partners
								By:	/s/ Peter Trumbo
       Name:     Peter Trumbo
       Title:	Chief Compliance
Officer
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